Worthy Property Bonds 2, Inc.

11175 Cicero Dr., Suite 100

Alpharetta, GA 30022

(678) 646-6791

February 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attn:	Ruairi Regan, Staff Attorney

Re:	Worthy Property Bonds 2, Inc. (the “Company”)
Offering Statement on Form 1-A/A
File No. 024-12206

Ladies and Gentlemen:

The Company respectfully requests that the aforementioned Offering Statement be qualified on Friday, February 7, 2025, at 9:00 a.m. EST or as soon thereafter as possible.

Thank you.

Sincerely,

/s/ Dara Albright
Dara Albright
Chief Executive Officer

Cc:	Clint J. Gage, Esq.